                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  A  Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ______  No  A

         (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 December 2003                         FLETCHER CHALLENGE FORESTS LIMITED

                                              /s/ P M GILLARD
                                              ----------------
                                              P M GILLARD
                                              SECRETARY

[FLETCHER CHALLENGE FORESTS LOGO]

                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

           FLETCHER CHALLENGE FORESTS APPOINTS CHIEF EXECUTIVE OFFICER

Auckland, 19 December 2003 - Fletcher Challenge Forests Limited announces that John Dell has been appointed Chief Executive Officer of the Company.

Announcing the changes today, FCF chairman Sir Dryden Spring issued the following statement.

"John Dell's skills as one of New Zealand's leading chief financial officers, and his prior experience in finance and business at a senior level, have made a direct and substantial contribution to the new direction the Company is taking. Asking John to assume the Chief Executive Officer's role in the Company at a pivotal time in its history was, in the Board's view, a logical decision.

"John and Ian were appointed as Joint Chief Executive Officers last March to plan and initiate the Company's new strategic direction, while maintaining its forest operational capability. They have successfully done that in difficult trading conditions. The Company had to lift its performance and cope with the additional workload and complexity of the forest sale process. As a team, they led that process successfully", Sir Dryden said.

That phase of the Company's evolution has been completed with the agreement reached to sell the forests.

                                                                            .../

TO:          BUSINESS EDITOR              From:              Paul Gillard
                                          Company Secretary & General Counsel
Fax/Email:   AUTO                         FLETCHER CHALLENGE FORESTS LTD

                                          Telephone:         64-9-571 9846
                                          Fax:               64-9-571 9872

Please note: If you do not receive 2 pages, including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

/...

John Dell will be responsible for leading a new management team, which will require different skills to transform the Company into a high performing wood products marketing, distribution and processing business. The Directors are satisfied that John Dell will provide that leadership.

Joint Chief Executive Officer Mr Ian Boyd has decided to retire from the Company to pursue other interests, and will leave FCF on 30 June 2004. Until that date Ian Boyd will remain with the Company as Acting Director, Operations.

"I want to express the Company's appreciation for the 27 years of sterling service that Ian has given the Company, its predecessor Fletcher Challenge Limited, and the forestry industry. He has been instrumental in developing the world-class quality of our forest management and timber processing operations. We thank him for his contribution and wish him and his family every happiness as he takes his leave from us."

Commenting on his appointment as Chief Executive Officer, John Dell said he welcomed the challenge.

"The Company is moving into a new phase in its development, where we will have the opportunity to realise significant value for shareholders and create new value by restructuring our activities. That's a very welcome challenge", he said.

John Dell joined Fletcher Challenge Forests Limited in 2001. John previously held a number of roles within Air New Zealand including Chief Financial Officer. Prior to joining Air New Zealand he was a Senior Audit Manager for KPMG based in Wellington, Melbourne, Zurich and New York. John has a Bachelor of Commerce (Honours) degree from the University of Otago.

                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  A  Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _______  No  A

         (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 December 2003                         FLETCHER CHALLENGE FORESTS LIMITED

                                              /s/ P M GILLARD
                                              ---------------
                                              P M GILLARD
                                              SECRETARY

[FLETCHER CHALLENGE FORESTS LOGO]

                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

                 RESULT OF VOTING - ANNUAL SHAREHOLDERS' MEETING

Auckland, 19 December 2003 - Fletcher Challenge Forests announces that all the resolutions put to its Annual Shareholders' Meeting held in Auckland on 19 December 2003 were passed by the shareholders.

Details of the voting will be announced to the market in due course.

TO:          BUSINESS EDITOR             From:                Paul Gillard
                                         Company Secretary & General Counsel
Fax/Email:   AUTO                        FLETCHER CHALLENGE FORESTS LTD

                                         Telephone:           64-9-571 9846
                                         Fax:                 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.